manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

June 12, 2019

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 4 to Draft Offering Statement on Form 1-A Submitted March 4, 2019 CIK No. 0001627282

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 26, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed on a confidential basis with the SEC on March 4, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	On page 78 you state that you “expect to use a significant majority of the net proceeds from this offering to invest and hold at least 55% of [y]our investment subsidiaries’ total assets in commercial real estate loans.” This description of how you will use proceeds is inconsistent with your use of proceeds discussion on page 22. In addition, your overall business discussion gives the impression that you will directly invest in real estate, as opposed to real estate loans, and therefore is also inconsistent with the statement referenced on page 78. Please revise to ensure consistency.

Response: The Company has revised the disclosure on page 72 to provide that the Company expects to use a significant majority of the net proceeds from the offering to invest and hold at least 55% of the Company’s investment subsidiaries’ total assets in Qualifying Real Estate Assets, which include fee interests in real estate and may also include commercial real estate loans.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer

Jade Leung, Chief Financial Officer

CaliberCos Inc.

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